UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No	☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    March 26, 2012

Sumitomo Mitsui Financial Group, Inc.

(Code: 8316)

Notice Concerning Result of Repurchase of Shares and Its Completion

(Repurchase of Shares under the Provisions of the Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act)

TOKYO, March 26, 2012 --- Sumitomo Mitsui Financial Group, Inc. (the “Company”) hereby announces that it has repurchased its shares as follows, in accordance with Article 156 of the Companies Act, as applied pursuant to Article 165, Paragraph 3 of said Act, and that it has completed the repurchase commenced in accordance with the Board of Directors’ resolution held on January 30, 2012.

1. Type of shares repurchased	Common stock
2. Repurchase period	January 31, 2012 to March 23, 2012 (on a contract basis)
3. Total number of shares repurchased	22,943,000 shares
(1) January 31, 2012	1,100,000 shares
(2) February 1, 2012 to February 29, 2012	12,645,800 shares
(3) March 1, 2012 to March 23, 2012	9,197,200 shares
4. Total value of shares repurchased	61,457,908,844 yen
(1) January 31, 2012	2,684,115,830 yen
(2) February 1, 2012 to February 29, 2012	33,186,649,475 yen
(3) March 1, 2012 to March 23, 2012	25,587,143,539 yen
5. Repurchase method	Market purchases based on the discretionary dealing contract regarding repurchase of shares

(Note)

As announced in the “Notice Concerning Resolution of Repurchase of Shares” as of January 30, 2012, the Company and Promise Co., Ltd. (President and Representative Director: Ken Kubo; Tokyo Stock Exchange First Section: 8574, “Promise”) resolved, at their respective meetings of the Board of Directors held on December 21, 2011, to make Promise a wholly-owned subsidiary of the Company through a share exchange (the “Share Exchange”), under which the Company will become a wholly-owning parent company of Promise and Promise will become a wholly-owned subsidiary of the Company. The Company repurchased 22,718,100 shares of its common stock through January 16, 2012, based on the resolution at its meeting of the Board of Directors held on November 14, 2011, which will be delivered to the shareholders of Promise as consideration for the Share Exchange. Through the repurchase of shares, the Company intended to repurchase the residual shares of the Company’s common stock necessary for the Share Exchange.

(For your reference)

Details of resolution at the Board of Directors’ Meeting held on January 30, 2012

(1) Type of shares to be repurchased	Common stock
(2) Total number of shares to be repurchased	22,943,000 shares (maximum)
(Ratio to the total number of shares issued as of January 19, 2012 (treasury shares excluded): 1.65%)
(3) Total value of shares to be repurchased	80,000,000,000 yen (maximum)
(4) Repurchase period	January 31, 2012 to March 23, 2012